UNITED STATES SECURITIES & EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. _)*
Seelos Therapeutics, Inc.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
81577F109
(CUSIP Number)
Raj Mehra, Ph.D. 300 Park Avenue, 12th Floor New York, NY 10022 (646) 998-6475
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 24, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See  13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 81577F109

1.	NAME OF REPORTING PERSON Raj Mehra, Ph.D.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,081,546
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,081,546
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,081,546
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.5%(1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Percent of class calculated based on approximately 6,221,822 shares of Common Stock issued and outstanding as of January 24, 2019, as reported by the Issuer in its Current Report on Form 8-K filed with the SEC on January 24, 2019.

ITEM 1. Security and Issuer.

The security to which this Schedule 13D relates is the common stock, $0.001 par value per share ("Common Stock"), of Seelos Therapeutics, Inc., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 300 Park Avenue, 12th Floor, New York, NY 10022.

ITEM 2. Identity and Background.

(a) Raj Mehra, Ph.D.

(b) The business address of Dr. Mehra is 300 Park Avenue, 12th Floor, New York, NY 10022.

(c) The principal occupation of Dr. Mehra is President, Chief Executive Officer, Chairman of the Board of Directors and Interim Chief Financial Officer of the Issuer.

(d) Dr. Mehra has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)

(e) Dr. Mehra has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) United States of America

ITEM 3. Source and Amount of Funds or Other Consideration.

On July 8, 2016, Raj Mehra, Ph.D. acquired from a company previously known as Seelos Therapeutics, Inc. ("Private Seelos") 4,000,000 shares of the common stock of Private Seelos ("Private Seelos Stock") pursuant to a Restricted Stock Purchase Agreement.

Pursuant to the terms of that certain Agreement and Plan of Merger and Reorganization, dated as of July 30, 2018, by and among the Issuer, Arch Merger Sub, Inc. and Private Seelos, as amended (the "Merger Agreement"), at the closing of the merger provided for in the Merger Agreement (the "Merger"), each share of Private Seelos Stock was automatically converted into 0.7704 shares of Common Stock, which resulted in Dr. Mehra holding an aggregate of 3,081,546 shares of Common Stock as of January 24, 2019.

Dr. Mehra's personal funds were the source of the funds for the purchase of the shares of Common Stock covered by this Schedule 13D. No part of the purchase price of the shares of Common Stock covered by this Schedule 13D were represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the shares of Common Stock covered by this Schedule 13D.

ITEM 4. Purpose of Transaction.

Raj Mehra, Ph.D. acquired the shares of Common Stock covered by this Schedule 13D for investment purposes. Since the effective time of the Merger, Dr. Mehra has served as a director and executive officer of the Issuer.

The information in Item 3 of the Schedule 13D is incorporated herein by reference.

ITEM 5. Interest in Securities of the Issuer.

(a) Raj Mehra, Ph.D. is the beneficial owner of 3,081,546 shares of Common Stock, which represent 49.5% of the Common Stock outstanding, based on approximately 6,221,822 shares of Common Stock issued and outstanding as of January 24, 2019, as reported by the Issuer in its Current Report on Form 8-K filed with the SEC on January 24, 2019.

(b) Raj Mehra, Ph.D.:

(1) Sole Voting Power: 3,081,546

(2) Shared Voting Power: 0

(3) Sole Dispositive Power: 3,081,546

(4) Shared Dispositive Power: 0

(c) Pursuant to the Merger Agreement, at the closing of the Merger, each share of Private Seelos Stock was automatically converted into 0.7704 shares of Common Stock, which resulted in Dr. Mehra holding an aggregate of 3,081,546 shares of Common Stock as of January 24, 2019.

Except as set forth in the preceding sentence, Dr. Mehra has not effected any transaction in shares of the Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationship with Respect to the Securities of the Issuer.

Lockup Agreements

Raj Mehra, Ph.D. along with all of the Issuer's other directors have entered into agreements (the "Lockup Agreements") pursuant to which such parties have agreed that until the date that is 30 calendar days after the earlier of (i) such time as all of the shares of Common Stock issued or issuable pursuant to the transactions contemplated by that certain Securities Purchase Agreement, dated as of October 16, 2018, by and among the Issuer, Old Seelos and the buyers listed on the signature pages attached thereto (the "Investors"), as amended (the "Pre-Merger Financing") may be sold without restriction or limitation pursuant to Rule 144 and without the requirement to be in compliance with Rule 144(c)(1), (ii) the one year anniversary of the closing date of the Pre-Merger Financing, and (iii) the date that the first registration statement registering for resale shares of Common Stock issued or issuable in the Pre-Merger Financing has been declared effective by the Securities and Exchange Commission (the "SEC"); provided, that this clause (iii) shall only apply if there are no shares held by the Investors left unregistered due to a limitation on the maximum number of shares of Common Stock permitted to be registered by the staff of the SEC pursuant to Rule 415, subject to certain customary exceptions, they will not and will cause their affiliates not to (a) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase, make any short sale or otherwise dispose of or agree to dispose of, directly or indirectly, any shares of Common Stock or Common Stock equivalents, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position, (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of their Common Stock or Common Stock equivalents, (c) make any demand for or exercise any right or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of Common Stock or Common Stock equivalents or (iv) publicly disclose the intention to do any of the foregoing.

Employment and Other Benefits

Dr. Mehra will be entitled to receive compensation and other benefits as an employee of the Issuer. In such capacity, he may also be granted equity awards with respect to the Common Stock from time to time.

Other than as described in this Schedule 13D, to the best of Dr. Mehra's knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between Dr. Mehra and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7. Material to Be Filed as Exhibits.
Exhibit Number	Description

Exhibit 99.1	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.3 to the Issuer's Current Report on Form 8-K filed on October 17, 2018).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2019	/s/ Raj Mehra, Ph.D.
RAJ MEHRA, Ph.D.